Alan I. Annex, Esq.

Tel 305.579.0576

Fax 305.579.0576

annexa@gtlaw.com

January 15, 2021

Office of Manufacturing

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn:	Sherry Haywood

Jay Ingram

Dale Welcome

John Cash

Re:	The Music Acquisition Corporation Draft Registration Statement on Form S-1 Submitted December 15, 2020 CIK No. 0001835236

Dear Ms. Haywood:

Set forth below are the responses to the comments that were provided by the Commission’s staff (the “Staff”) to our client, The Music Acquisition Corporation (the “Company”), by your letter dated January 11, 2021 (the “Comment Letter”), regarding the above-referenced submission (the “Draft Registration Statement”). The text of the comment in the Comment Letter is included in the Company’s response for your reference. In addition to the responses to the Commission’s comment, concurrently with the filing of this letter, the Company is publicly filing its Registration Statement on Form S-1 (the “Registration Statement”) with the Commission today, reflecting the Commission’s requested disclosure edits.

Prospectus Cover Page

1.	Please revise your prospectus cover page to limit the cover page to a single page.

Response:

The disclosure has been revised as requested. Please see the cover page of the prospectus contained in the Registration Statement.

Provisions in our amended and restated certificate of incorporation, page 55

2.	We note the disclosure of the exclusive forum provision in your amended and restated certificate of incorporation. Please disclose whether this provision applies to actions arising under the Securities Act. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 56 and 122 of the Registration Statement. The Company also refers the Staff to Section 12.1 of the draft amended and restated Certificate of Incorporation of the Company, filed as exhibit 3.2 to the Registration Statement.

Report of Independent Registered Public Accounting Firm

3.	Please have your auditors revise the second sentence of their opinion to state, if true, that the date of inception for your company is October 14, 2020.

Response:

The opinion has been revised as requested. Please see the opinion of WithumSmith+Brown, PC included in the Registration Statement.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (305) 579-0576.

Sincerely yours,

/s/ Alan I. Annex
Alan I. Annex Greenberg Traurig, P.A.

cc:	Neil Jacobson
Chief Executive Officer
The Music Acquisition Corporation